Exhibit 1.01
FORMFACTOR, INC.
Conflict Minerals Report for the Reporting Period from January 1, 2015 to December 31, 2015
1. Introduction
This Conflict Minerals Report for FormFactor, Inc. (the “Company,” “we,” or “our”) is filed as an exhibit to Form SD as required by Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2015 to December 31, 2015.
Conflict Minerals in Products
Certain conflict minerals, as defined in Item 1.01 of Form SD, are necessary to the functionality or production of products manufactured by FormFactor, Inc., or contracted by the Company to be manufactured for the Company (“Applicable Products”). Specifically, we conducted an analysis of our Applicable Products and found that small quantities of one or more of the following are necessary to the functionality or production of our Applicable Products: cassiterite (for tin), wolframite (for tungsten), columbite-tantalite (for tantalum), and gold ore (collectively referred to as “3TG Minerals”) are found within all of our wafer probe card products. Based on our reasonable country of origin inquiry (“RCOI”) for the reporting period that is the subject of this Conflict Minerals Report, we have reason to believe that some of the necessary 3TG Minerals in products we manufactured, or that we contracted with others to manufacture for us, including sub-components of our products that are manufactured by third parties, may have originated in the Democratic Republic of the Congo or an adjoining country (“Covered Country”).
We design, develop, manufacture, sell and support advanced semiconductor probe card products. Semiconductor manufacturers use our probe cards to perform wafer test (also known as wafer sort), which is the testing of the semiconductor die, or chips, while those die are still constituted on the semiconductor wafer. Wafer test enables semiconductor manufacturers to determine whether chips will meet specifications and be saleable once the wafer is diced, and the die are singulated and individually packaged. The per-die costs of singulation and packaging processes are relatively high, and some of the die on a wafer are typically expected to be defective. Consequently, there is often a compelling economic reason to perform wafer test. Reducing the waste involved in packaging defective die also decreases the environmental impact of semiconductor manufacturing. Probe cards are a critical element in enabling that wafer test process.
2. Reasonable Country of Origin Inquiry
The Company has conducted a good faith reasonable country of origin (“RCOI”) that was reasonably designed to determine whether any of the necessary 3TG Minerals contained in the Applicable Products originated in the Democratic Republic of the Congo or an adjoining country, or are from recycled or scrap sources.
We do not purchase any necessary 3TG Minerals directly from miners, smelters or refiners, and there can be many levels of suppliers between us and the smelters, mines or locations of origin of our necessary 3TG Minerals. Our RCOI was directed to all suppliers that we were able to identify as providing us with materials, parts or components involving necessary 3TG Minerals, regardless of whether or not we already had any reason to believe the source of the 3TG Minerals may be one of the Covered Countries, and to the suppliers for whom we could not conclude that the parts or components they provide did not include 3TG Minerals (collectively, “3TG Suppliers”).
Our buyers and procurement managers, under the guidance of our Director of Supplier Quality, submitted time sensitive correspondence to our 3TG Suppliers requesting that they complete and return to us the Conflict Minerals Reporting Template developed by the Conflict-Free Sourcing Initiative (“CFSI”), to report on their use and supply to us of items containing 3TG Minerals in 2015. We involved our procurement managers and internal buyers in the communication process, and in obtaining responses to our inquiries from our suppliers. These buyers directly addressed the suppliers for which they were responsible. We intended that this would draw attention to the relationship between our purchasing decisions and supplier compliance. Many of the 3TG Suppliers promptly responded. We solicited all suppliers that had not done so, whether small or large, a second time or more. We received responses to the template from approximately ninety percent (90%) of the 3TG Suppliers. All responses were reviewed, categorized and assessed.
As of May 25, 2016, we were in receipt of responses from 3TG Suppliers representing over ninety eight percent (98%) of the total dollars spent on materials for the Applicable Products in 2015. Approximately eighty nine (89%) of responding 3TG Suppliers asserted that the 3TG Minerals used in the items supplied by them to us did not originate in the Covered Countries. The remaining approximately eleven percent (11%) of our 3TG Suppliers indicated that they know or have reason to believe that some of the items they have supplied to us during the reporting period contain necessary 3TG Minerals that originated or may have originated in the Covered Countries, and know or have reason to believe that those necessary 3TG Minerals may not be from recycled or scrap sources. We, therefore, determined that we have reason to believe that some of the necessary 3TG Minerals contained in our Applicable Products may have originated in the Covered Countries and may not be from recycled or scrap sources. We, therefore, conducted the due diligence described under the heading “Due Diligence” below.

3. Due Diligence
This section of our Conflict Minerals Report describes the due diligence process that we undertook concerning the source and chain of custody of the necessary 3TG Minerals in our Applicable Products.
Design of Due Diligence
Our due diligence measures were designed to conform, in all materials respects, with the due diligence framework set forth in the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related supplements for 3TG Minerals.
Due Diligence Measures Performed

1.
OECD Step #1: Establish and Maintain Strong Company Management Systems. We have taken several steps to implement internal management and compliance systems relevant to the sourcing of our necessary 3TG Minerals, including the following:

1.1.
We have a 3TG Minerals Policy, which is publicly available on our company website at http://www.formfactor.com/company/corporate_citizenship/. The content of any website referred to in this Conflict Minerals Report is not incorporated by reference in this Conflict Minerals Report.

1.2.
We have devoted internal resources and taken measures relevant to the use of necessary 3TG Minerals in relation to our Applicable Products. This has included the involvement of individuals from our Procurement Groups, with support from executive management, to develop and implement our supply chain due diligence applicable to 3TG Minerals. Members of executive management were provided information on the status of these efforts.

1.3.
Our Procurement Groups in Carlsbad, California, Livermore, California, and San Jose, California, manage company-wide buying on a global basis, with the exception of certain materials purchased by one of our China subsidiaries for manufacturing activities within and for China. We consolidate primary responsibility for conducting due diligence procedures within the Procurement Group, as opposed to allocating responsibility across the many countries and regions into which our products are sold. Individuals within our China manufacturing subsidiary assume primary responsibility for our policy within that subsidiary.

1.4.
Our 3TG Minerals policy was communicated to our 3TG Suppliers through direct communications and reference to our website. We requested that our 3TG Suppliers cooperate with our efforts to identify the source and chain of custody of the necessary 3TG Minerals by responding to our template and questionnaires, along with other forms of supplier engagement.

1.5.
As we entered into contracts with new 3TG Suppliers or renewed contracts with existing 3TG Suppliers, we added provisions that are designed to cause our 3TG Suppliers to provide requested information about 3TG Minerals in the products that they provide to us.

1.6.
In addition to the use of the CFSI Conflict Minerals Reporting Template, we requested our suppliers, to sign a separate Supplier Acknowledgement, Confirmation and Certification Form. This form includes further calls for each of our suppliers to, among other things, have a policy in place regarding the responsible sourcing of 3TG Minerals, and to express their commitment towards avoiding the use of 3TG Minerals that originate or are sourced from the Covered Countries in a manner that benefits or finances armed militias.

2.	OECD Step #2: Identify and Assess Risks In The Supply Chain. We have taken several steps to identify and assess risks in our supply chain relevant to 3TG Minerals, including the following:

2.1.
We reviewed and analyzed the responses from our 3TG Suppliers and determined which of these called for further engagement to address responses that we considered to have appreciably inconsistent or incomplete information relative to the items provided to us by the supplier. This lead to telephone calls and additional correspondence requests for additional or improved responses.

2.2.
For the supplier responses that included information about the smelters or refiners in their supply chains, we compared the names of smelters and refiners to the list of smelters and refiners identified by the Conflict-Free Sourcing Program and included on the CFSI website.

3.	OECD Step #3: Design and Implement a Strategy To Respond To Identified Risks. We have taken several steps to design and implement a strategy to respond to identified risks, including the following:

3.1.
Our Procurement Group implemented the survey process, and assessed risks within the Company’s supply chain. Our Procurement Group also required suppliers, including our 3TG Suppliers, to complete our Supplier Acknowledgement, Confirmation and Certification Form. As noted above, this form includes calls for each of our suppliers to, among other things, have a policy in place regarding the responsible sourcing of 3TG Minerals, and to express their commitment towards avoiding the use of 3TG Minerals that originate or are sourced from the Covered Countries in a manner that benefits or finances armed militias.

3.2.
The status of the survey process and due diligence was periodically consolidated in dedicated tracking documents, and actions were identified to potential supply chain risks where needed. Appropriate correspondence and telephone inquiries occurred where a supplier was seen as presenting a particular risk of non-compliance.

4.
OECD Step #4: Carry Out Independent Third-Party Audits of Smelters/Refiner’s Due Diligence Practices. We do not have direct relationships with smelters or refiners of 3TG Minerals, and the quantities of our necessary 3TG Minerals are small. We are also a relatively small organization. Consequently, we do not carry out audits of smelter or refiner facilities. We do, however, believe that audits conducted by third-parties are the best way to identify smelters and refiners that have due diligence systems in place that promote responsible sourcing.

5.	OECD Step #5: Report Annually on Supply Chain Due Diligence. This Conflict Minerals Report is publicly available on our website at http://investors.formfactor.com/sec.cfm and is filed with the SEC.

4. Results of Review

1.
Efforts to Determine the Mine or Location of Origin of 3TG Minerals. We determined that the most reasonable effort we can make to identify the mines or locations of origin of our necessary 3TG Minerals is to seek information from our direct suppliers about the country of origin and the smelters and refiners of the necessary 3TG Minerals in our products and to request our direct suppliers to seek the same smelter and refiner and location of origin information from their suppliers.

2.
Countries of Origin of Our Necessary 3TG Minerals. The majority of the 3TG Suppliers from whom we requested information about 3TG Minerals indicated that their responses were at a company level. Certain suppliers referred us to the original part manufacturer, some of whom also provided their response at a company level. Not all 3TG Suppliers were able to provide country of origin information. Therefore, despite our efforts and engagement with our 3TG Suppliers, we do not have sufficient information to determine definitively the countries of origin of the necessary 3TG Minerals in our products, and are unable to disclose the country of origin of the necessary 3TG Minerals in our products during the reporting period.

3.
Smelters or Refiners Used to Process Our Necessary 3TG. We were able to gather information about some, but not all of the smelters and refiners that process 3TG Minerals of our 3TG Suppliers. Many of the smelters and refiners that were identified by our 3TG Suppliers are on the CSFI list of compliant smelters. Based on the information provided by our 3TG Suppliers, however, we were not able to determine the specific smelters and refiners that processed the actual 3TG Minerals that were used in the manufacturing of particular items provided to us from our 3TG Suppliers during the reporting period.

5. Steps to Mitigate Risk. Since the start of the reporting period, we have taken steps, or intend to take steps in the future, to further mitigate the risk that the sourcing of our necessary 3TG Minerals benefit or finance armed groups, such as:

(a) Monitor industry trends and expert analyses to help identify and implement best practices;

(b) Working to continuously improve the due diligence we conduct to obtain complete and reliable information about the sourcing of our necessary 3TG Minerals and whether they benefit or finance armed groups in the Covered Countries;

(c) As we enter into contracts with new 3TG Suppliers or renew contracts with existing 3TG Suppliers, adding additional provisions relevant to 3TG Minerals to aid in our risk mitigation and reporting;

(d) Continue to engage with our 3TG Suppliers and encourage them to obtain responses from their suppliers and, as appropriate, to provide the detailed information we seek to comply with our reporting requirements; and

(e) Require our suppliers, to the extent possible, to regularly complete our Supplier Acknowledgement, Confirmation and Certification Form, or similar confirmations of their efforts regarding the responsible sourcing of 3TG Minerals.

6. Forward Looking Statements. Certain statements contained in this Conflict Minerals Report, including those made under the “Steps to Mitigate Risk” section, reflect the Company’s expectations with respect to future performance and constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements of the plans and objectives of management for future operations. These statements are subject to a variety of uncertainties, unknown risks and other factors concerning the Company’s operations and business environment, which are difficult to predict and are beyond the control of the Company. Factors that could adversely affect our future performance relating to our use of 3TG Minerals include (1) our ability to qualify new suppliers of parts, components or assemblies in a timely manner such that our deliveries to customers are not adversely impacted, (2) the responsible sourcing of 3TG Minerals in our supply chain by our direct and indirect suppliers and (3) the effectiveness of traceability systems used by our direct and indirect suppliers to determine the source and chain of custody of 3TG Minerals contained in our supply chain. For a more comprehensive statement of factors that can adversely affect our business, please see those described under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended

December 26, 2015, and other SEC filings. The content of our Annual Report on Form 10-K or other SEC filings referred to in this Conflict Minerals Report are not incorporated by reference in this Conflict Minerals Report.